Richard B. Aftanas, P.C. To Call Writer Directly: (212) 446-4722 richard.aftanas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

Confidential Treatment Requested by Amcor plc

Pursuant to 17 C.F.R. Section 200.83

December 17, 2018

VIA EDGAR TRANSMISSION

Ms. Sherry Haywood
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Amcor plc
Draft Registration Statement on Form S-4
Confidentially Submitted October 29, 2018
CIK No. 0001748790

Dear Ms. Haywood:

On behalf of our client Amcor plc, a public limited company incorporated under the Laws of the Bailiwick of Jersey (“Amcor”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 26, 2018, relating to the Draft Registration Statement on Form S-4 of Amcor (CIK No. 0001748790) confidentially submitted to the Commission on October 29, 2018 (the “October 29 Draft”). We are concurrently confidentially submitting via EDGAR Amendment No. 1 to the Draft Registration Statement on Form S-4 (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 1, including copies marked to show the changes from the October 29 Draft.

Set forth below are Amcor’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below and is followed by Amcor’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General, page i

1.                                      Staff’s comment: Please provide us with copies of the materials that Goldman Sachs prepared and shared with the Bemis board of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that the materials that Goldman, Sachs & Co. (“Goldman Sachs”) prepared and shared with the Bemis board of directors in connection with the transaction are being provided to the Staff under separate cover by counsel for Goldman Sachs, on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Amcor has been advised by counsel for Goldman Sachs that, in accordance with the foregoing rules, such counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof and that, by separate letter, such counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Background of the Transaction, page 76

2.                                      Staff’s comment: We note your disclosure that at the December 18, 2017, December 19, 2017, February 7, 2018 and February 8, 2018 board meetings Goldman presented a review of certain potential strategic alternatives (including potential transactions involving Party A, Party B and Party C) and Bemis on a stand-alone basis. Please expand your disclosure to explain why you did not pursue further discussions with Party B after September 25, 2017.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on page 78 of Amendment No. 1.

U.S. Federal Income Tax Considerations for U.S. Holders, page 122

3.                                      Staff’s comment: We note your disclosures here and elsewhere that the parties “intend” the merger to be treated as a tax-free reorganization under Section 368(a) of the Code and the merger and the scheme, taken together, to be treated as an exchange described under Section 351 of the Code. Please revise your disclosure to express a firm conclusion regarding the federal income tax consequences of the transaction and indicate whether the merger will qualify as a tax-free reorganization.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on pages 5, 32, 62 and 124 of Amendment No. 1.

Note 3(a) Preliminary Purchase Consideration, page 176

4.                                      Staff’s comment: Please tell us how you considered the Bemis shareholders’ dissenters’ rights in your preliminary purchase allocation, specifically addressing the potential impact to the estimated number of New Amcor Shares to be delivered as well as the potential cash payment of the fair value of Bemis Shares.

Response: Amcor acknowledges the Staff’s comment and respectfully advises the Staff that in the absence of any information to the contrary, Amcor has assumed the costs associated with Bemis shareholders’ dissenters’ rights to be zero in its preliminary purchase allocation. As a shareholder’s decision to participate in, or dissent from, a particular transaction is unique to each shareholder and each transaction, Amcor believes that the assumption of zero here is as valid an assessment as any other assumption would be in this context.

Note 4 (a) Transaction Costs, page 179

5.                                      Staff’s comment: Please quantify and identify the material components underlying your $175 million estimated non-recurring costs associated with the Transaction.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on pages 181 and 182 of Amendment No. 1.

Comparative Historical and Audited Pro forma Per Share Information, page 182

6.                                      Staff’s comment: Please present pro forma equivalent data for Bemis. Refer to Item 3 (e) of Form S-4 and the Instructions to Item 3(e) and (f). Also, in accordance with Item 3(g) of Form S-4, please present the market value of securities of the Bemis on an equivalent per share basis.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on pages 184 and 185 of Amendment No. 1.

Results of Continuing Operations Net Sales, page 204

7.                                      Staff’s comment: Please expand your comparison of results of continuing operations at the consolidated and segment level to quantify the impact of each underlying factor and explain the underlying drivers of those changes. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on pages 207 to 215 of Amendment No. 1.

Liquidity and Capital Resources Overview, page 213

8.                                      Staff’s comment: As reflected in your June 30, 2018 pro forma balance sheet on page 170, we note that as a result of change in control provisions for Amcor and Bemis, New Amcor’s current portion of their long-term debt will be approximately $2.6 billion. Please expand your liquidity discussion to address the potential negative effect(s) related to this additional current debt as well as your ability to repay and/or refinance the current portion of this pro forma debt subsequent to the Transaction.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on page 220 of Amendment No. 1.

Valuation of Intangible Assets and Goodwill, page 218

9.                                      Staff’s comment: Given the significance of your goodwill pre-acquisition and the significance of goodwill for the combined company, please expand your disclosures to provide the following additional information:

•                  Disclose your testing date;

•                  Define the reporting unit level at which you test goodwill for impairment;

•                  Provide a discussion regarding your impairment testing policies. Clarify whether your most recent goodwill impairment test was a qualitative or quantitative assessment and explain the factors you considered in making that determination; and

•                  To the extent you performed quantitative assessments, disclose, if accurate, that the estimated fair values of the reporting units you tested substantially exceeded their carrying values.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on pages 227 and 228 of Amendment No. 1.

Critical Accounting Estimates and Judgments Equity Accounted Investments, page 220

10.                               Staff’s comment: As indicated on page F-30, we note that due to impairment indicators present for each of the years presented, Amcor performed an impairment test by comparing the carrying value of its investment in AMVIG to the fair value of that investment, which was determined based on AMVIG’s quoted share price. Please expand your disclosures to address the nature of the impairment indicators present and how you concluded that the impairment was other-than-temporary. Refer to ASC 323-10-35-31 and 35-32.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on page 229 of Amendment No. 1.

Index to Financial Statements of Amcor Limited, page F-1

11.                               Staff’s comment: Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that updated financial statements pursuant to Rule 3-12 of Regulation S-X have been included starting on page F-66 of Amendment No. 1.

Note 11. Fair Value Measurements, page F-33

12.                               Staff’s comment: In light of the disclosure on pages F-13 related to the impairment losses associated with certain PP&E and identifiable intangible assets with finite lives, please provide the disclosures required by ASC 820-10-50-2 for assets remeasured to fair value on a nonrecurring basis.

Response: Amcor acknowledges the Staff’s comment and respectfully advises the Staff that it believes additional disclosures required by ASC 820-10-50-2 for these assets remeasured to fair value on a nonrecurring basis are not material to a reader of the financial statements.

The carrying value of certain PP&E and certain identifiable intangible assets with finite lives associated with the impairment losses disclosed on page F-13 are as follows:

	Years Ended June 30,
($ in millions)	2018	2017	2016
PP&E	$—	$3.4	$6.3
Other intangible assets	—	—	—
Total fair value	$—	$3.4	$6.3

The assets that were impaired during the year ended June 30, 2018 were impaired in full. The fair value of plant and equipment impaired during the year ended June 30, 2017 and 2016 was $3.4 million and $6.3 million, respectively, at the time the impairment was recorded while the other intangible assets were impaired in full.  These fair values represent 0.47% and 1.39% of income before income taxes and equity in income (loss) of affiliated companies for the year ended June 30, 2017 and 2016, respectively. The fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows and external appraisals.

Amcor has revised the accumulated depreciation and accumulated impairment disclosures for the year ended June 30, 2018 and 2017 on page F-31. An immaterial revision was required due to a transposition error between these amounts in the initial filing.

Exhibits and Financial Statement Schedules Exhibit 8.1, page II-2

13.                               Staff’s comment: Please have tax counsel revise the opinion to remove assumption (6), as it is inappropriate to assume any legal conclusion underlying the opinion.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that a revised version of the opinion has been filed as Exhibit 8.1 to Amendment No 1.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 446-4722 or Jonathan Davis at (212) 446-4835.

Sincerely,

/s/ Richard B. Aftanas, P.C.

Richard B. Aftanas, P.C.

cc:                                Julie McPherson
Amcor plc

Sheri H. Edison
Bemis Company, Inc.

Jonathan Davis
Kirkland & Ellis LLP

Michael A. Stanchfield
Faegre Baker Daniels LLP

Amy C. Seidel
Faegre Baker Daniels LLP

Brandon C. Mason
Faegre Baker Daniels LLP